December 22, 2011
To whom it may concern

REIT Issuer:
Nippon Hotel Fund Investment Corporation
2-6-2, Hamamatsucho Minatoku, Tokyo
Executive Director	Shigeo Sekita
(Securities code: 8985)

Asset Management Company:
Japan Hotel REIT Advisors Co., Ltd.
President & CEO	Shigeo Sekita
Contact: Financial Director	Kazuyuki Udo
Tel: 03-3433-2089

Notification with Respect to the Split of Investment Units

Nippon Hotel Fund Investment Corporation (“NHF”) hereby announces its decision, made at the meeting of its board of officers held today, to split investment units (the “Split of Units”) as follows.

1.	Reason for the Split of Units

As disclosed in today’s press release by NHF and Japan Hotel and Resort, Inc. (“JHR”), titled “Notice Concerning the Execution of Merger Agreement between Nippon Hotel Fund Investment Corporation and Japan Hotel and Resort, Inc.”, NHF agreed to merge with JHR as of April 1, 2012 (the “Investment Corporations Merger”), and executed a merger agreement (the “Merger Agreement”) as of today.

The Investment Corporations Merger will be an absorption-type merger whereby NHF will be the surviving corporation, and the merger ratio without consideration of the Split of Units would be one NHF investment unit to 11/12 JHR investment units.  However, at this ratio, 11/12 NHF units would be allocated to each JHR unit and many JHR unitholders will receive less than one (1) NHF unit.  Therefore, NHF has decided to split one (1) NHF unit into 12 units with the aim of delivering one (1) or more NHF units to every JHR unitholder in order to enable JHR unitholders to keep holding NHF units after the Investment Corporations Merger.  After the Split of Units becomes effective, 11 NHF units following the Split of Units, will be allocated to JHR unitholders as consideration for each JHR unit.

The merger between Nippon Hotel Fund Investment Corporation and Japan Hotel and Resort, Inc. (“Investment Corporations Merger”) involves a statutory merger between foreign companies. The Investment Corporations Merger is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial information included in this press release was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country, and some or all of its officers are residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the Investment Corporations Merger, such as in open market or privately negotiated purchases.

2.	Summary of the Split of Units

(1) Split Method
Each NHF unit held by unitholders whose names are listed in the final unitholders register of NHF on March 31, 2012 (Saturday) (effectively, March 30, 2012 (Friday), as the relevant date is not a business day for the registrar of the unitholders register), which is the day before the effective date of the Investment Corporations Merger, will be split into 12 units.  The Split of Units will become effective on April 1, 2012 (Sunday) which is the effective date of the Investment Corporations Merger, subject to the fulfillment of the conditions precedent as provided for in the Merger Agreement.

(2) Increase in number of investment units due to the Split of Units, etc.
1.	Number of investment units of NHF issued and outstanding before the Split of Units :	58,031
2.	Increase in number of investment units due to the Split of Units :	638,341
3.	Number of investment units of NHF issued and outstanding after the Split of Units :	696,372
4.	Number of investment units of NHF issued and outstanding after the Investment Corporations Merger :	1,859,281 (Note 1)
5.	Total number of authorized investment units after the Split of Units and the Investment Corporations Merger :	To be determined (Note 2)

(Notes)
1.
This figure represents the number of investment units if 11 NHF units, after the Split of Units, are allocated as consideration for each JHR unit, to all investment units of JHR after the Investment Corporations Merger.

2.
Upon amendment to the articles of incorporation in connection with the Investment Corporations Merger, the number of investment units authorized for issuance may be amended.  If the total number of authorized investment units is amended, the details of such amendment will be disclosed upon determination.

3.	Schedule of the Split of Units

1. Date of public notice for the record date :	March 16, 2012 (scheduled)
2. Record date :	March 31, 2012 (scheduled)
3. Effective date :	April 1, 2012 (scheduled)

4.	Others

Other necessary matters for the Split of Units will be determined at future meetings of the board of officers.

*The original Japanese document was distributed to press clubs in the Tokyo Stock Exchange, the Ministry of Land, Infrastructure, Transport and Tourism, and the construction trade newspaper of the Ministry of Land, Infrastructure, Transport and Tourism.
* Website of company:	http://www.nhf-reit.co.jp/